Filed Pursuant to Rule 253(g)(2)

File No. 024-12379

PFG FUND V, LLC

SUPPLEMENT NO. 1 DATED MARCH 5, 2025 (THE “SUPPLEMENT”)

OFFERING CIRCULAR DATED DECEMBER 30, 2024

This Supplement is part of the offering circular dated December 30, 2024, (the “Offering Circular”) of PFG Fund V, LLC (“Company”, “we,” “our,” “us,” or “PFG Fund V”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto.

The Offering Circular is available here.

The purpose of this Supplement is to disclose that DealMaker Securities LLC (“Broker”) has terminated its engagement with the Company in connection with the offering of the Promissory Notes. Accordingly, by way of this supplement, we have amended the Offering Circular to remove the Broker from our Offering Circular as follows:

The sixth paragraph on the introduction page of the Offering Circular is deleted in its entirety and replaced by the following:

Notes will be offered and sold directly by the Company, the Manager, and the Company’s and Manager’s respective officers and employees. No commissions for selling Notes will be paid to the Company, the Manager, or the Company’s or Manager’s respective officers or employees. While most Notes are expected to be offered and sold directly by the Company, the Manager, and their respective officers and employees, the Company or Manager has reserved the right to offer and sell the Notes through the services of independent broker/dealers who are member firms of the Financial Industry Regulatory Authority (“FINRA”). As of February 28, 2025, DealMaker Securities LLC (the “Broker”) has terminated its engagement with the Company in connection with the offering of the Promissory Notes, and the Company or Manager has not engaged any broker-dealer since the Broker’s termination. The Manager paid the Broker set up fees and other filing fees, and none of such fees were passed on to or were borne by the Company or the Investors. No commissions were paid to the Broker. In the event the Company enters into an agreement with a licensed broker-dealer, the Company will amend the Offering Circular and other necessary documents, and notify Noteholders of such engagement. The amount and nature of commissions payable to broker/dealers is expected to vary. It is presently anticipated that an investor (“Investor”) who is admitted to the Company through such broker/dealer (and not the Company nor the Manager) will be responsible for all such commissions payable to broker/dealers (and such payments may reduce the Investor’s invested capital).

The table on page 4 of the Offering Circular disclosing the Broker relationship and the underwriting commissions is deleted in its entirety and replaced by the following:

	Price to Public	Underwriting Discount and Commissions		Proceeds to Issuer or Other Persons
Per Note	$10,000	0	%*	$10,000
Maximum broker & affiliate commissions and fees		$—		$—

Total Minimum	No minimum	$0		No minimum
Total Maximum	$75,000,000	$0		$75,000,000

The “Plan of Distribution” section on pages 21 to 25 has been deleted in its entirety and replaced by the following:

PLAN OF DISTRIBUTION

PFG Fund V intends to offer its Notes on a continuous and ongoing basis pursuant to Rule 251(d)(3)(i)(f). The Offering will open upon qualification by the SEC.

The Notes are self-underwritten and are being offered and sold by PFG Fund V on a “best efforts” basis. No compensation will be paid to PFG Fund V, the Manager, or any affiliated company or party with respect to the sale of the Notes. This means that no compensation will be paid with respect to the sale of the Notes to Kevin Amolsch or his companies. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither PFG Fund V, the Manager, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers.

PFG Fund V plans to primarily use Pine Financial Group, Inc.’s and Kevin Amolsch’s current network of real estate investors of which he already has a pre-existing relationship to solicit investments. PFG Fund V, subject to Rule 255 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet. PFG Fund V plans to solicit investors using the Internet through a variety of existing internet advertising mechanisms, such as search based advertising, search engine optimization, and the Company website.

Please note that PFG Fund V will not communicate any information to prospective investors without providing access to the Offering. The Offering may be delivered through the website that is not yet developed, through email, or by hard paper copy.

However received or communicated, all of our communications will be Rule 255 compliant and not amount to a free writing prospectus. We will not orally solicit investors and no sales will be made prior to this offering statement being declared qualified and a final Offering is available. The screens within the PFG Fund V website will be PFG Fund V project specific, including the “Home,” “How PFG Fund V Works,” “Invest,” “Blog,” and “FAQ” pages. The policies, management, and contact sections will also be PFG Fund V specific.

Prior to the acceptance of any investment dollars or Subscription Agreements, PFG Fund V will determine which state the prospective investor resides. Investments will be processed on a first come, first served basis, up to the Offering Amount of $75,000,000.

The Offering Period will commence upon the Offering Statement being declared qualified.

PFG Fund V is a statutory underwriter and will be required to comply with all obligations imposed on statutory underwriters under the 33 Act. No sale will be made to a prospective investor if the aggregate purchase price payable is more than 10% of the greater of the prospective investor’s annual income or net worth. Different rules apply to accredited investors and non-natural persons.

Quarterly, the Manager will report to the Members and will supplement this Offering with material and/or fundamental changes to our operations. Upon request, we will also provide updated financial statements to all Note holders and prospective Note holders.

In compliance with Rule 253(e) of Regulation A, the Manager shall revise this Offering Statement during the course of the Offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide update financial statements and shall be filed as an exhibit to the Offering Statement and be requalified under Rule 252.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all Investors will receive their shares on the same date). If applicable, funds will be held in the Company’s payment processor account until the Company has reviewed the proposed subscription, and the Company has accepted the subscription.

The Company will be responsible for its own payment processing fees. Upon each closing, funds tendered by Investors will be made available to the Company for its use.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the Investor to the effect that, if the Investor is not an “accredited investor” as defined under securities law, the Investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the Investor’s principal residence).

Any potential Investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. The Company will review all subscription agreements completed by the Investor.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an Investor fails to provide all necessary information, even after further requests from the Company, in the event an Investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

The Company has 15 days to decide whether to accept or reject a subscription,

The Notes are self-underwritten and are being offered and sold by PFG Fund V on a “best efforts” basis. No compensation will be paid to PFG Fund V, the Manager, or any affiliated company with respect to the sale of the Notes. This means that no compensation will be paid with respect to the sale of the Notes to Kevin Amolsch or his companies. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither PFG Fund V, the Manager, nor any affiliates conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers.

PFG Fund V also plans to access Pine Financial Group, Inc.’s and Kevin Amolsch’s current network of real estate investors of which he already has a pre-existing relationship to solicit investments. PFG Fund V, subject to Rule 255 of the 33 Act and corresponding state regulations, is permitted to generally solicit Investors by using advertising mediums, such as print, radio, TV, and the Internet. PFG Fund V plans to solicit Investors using the Internet through a variety of existing internet advertising mechanisms, such as search based advertising, search engine optimization, and the Company website.

Please note that PFG Fund V will not communicate any information to prospective Investors without providing access to the Offering. The Offering may be delivered through a website, through email, through similar methods of electronic delivery, or by hard paper copy.

However received or communicated, all of our communications will be Rule 255 compliant and not amount to a free writing prospectus. No sales will be made prior to this Offering Statement being declared qualified and a final Offering is available.

Prior to the acceptance of any investment dollars or Subscription Agreements, PFG Fund V will determine which state the prospective Investor resides. Investments will be processed on a first-come, first-served basis, up to the offering amount of $75,000,000.

Quarterly, the Manager will report to the Members and will supplement this Offering with material and/or fundamental changes to our operations. Upon request, we will also provide updated financial statements to all Noteholders and prospective Investors.

In compliance with Rule 253(e) of Regulation A, the Manager shall revise this Offering Statement during the course of the Offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide update financial statements and shall be filed as an exhibit to the Offering Statement and be requalified under Rule 252.

The “Use of Proceeds” section on pages 25 has been deleted in its entirety and replaced by the following:

USE OF PROCEEDS

The net proceeds to us from the sale of up to $75,000,000 in Notes offered will vary depending upon the total number of Notes sold. Our Manager has agreed to bear the costs associated with this Offering and therefore, those costs are not reflected in this Use of Proceeds table. The table below shows the intended net proceeds from this offering, indicating scenarios where we sell various amounts of the Notes. There is no guarantee that we will be successful at selling any of the securities being offered in this Offering. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ.

The offering scenarios presented below are for illustrative purposes only and the actual amounts of proceeds, if any, may differ.

	Minimum	10%	25%	50%	75%	100%
Gross Proceeds	$10,000	$7,500,000	$25,000,000	$37,500,000	$56,250,000	$75,000,000
Offering Expenses[1]	$—	$—	$—	$—	$—	$—
Selling Commissions & Fees[2]	$—	$—	$—	$—	$—	$—
Net Proceeds	$10,000	$7,500,000	$25,000,000	$37,500,000	$56,250,000	$75,000,000
Funding Real Estate Loans/Lending Activities[3]	$8,500	$7,470,000	$24,960,000	$37,375,000	$56,000,000	$74,700,000
Working Capital	$500	$25,000	$25,000	$100,000	$200,000	$250,000
Legal and Accounting[4]	$1,000	$5,000	$15,000	$25,000	$50,000	$50,000
Total Use of Proceeds	$10,000	$7,500,000	$25,000,000	$37,500,000	$56,250,000	$75,000,000

(1)	These costs assume the costs related with completing this Form 1-A as well as those costs related to the services our legal costs at $17,500. These will be borne by the Manager and will not be passed to the Company. The Company will not reimburse the Manager for the Offering costs. To date, the Manager’s contributions have been $5,000 and were used to purchase the Membership Interests of the Company. It is the intent of Manager to provide for these offering expenses in exchange for Membership Interests in the Company.
(2)	As of February 28, 2025, the Broker has terminated its engagement with the Company in connection with the offering of the Promissory Notes, and the Company or Manager has not engaged any broker-dealer since the Broker’s termination. The Manager paid the Broker set up fees and other filing fees, and none of such fees were passed on to or were borne by the Company or the Investors. No commissions were paid to the Broker. We plan to lend to borrowers in accordance with the business plan stated herein, with the proceeds from this Offering.
(3)	Costs for accounting and legal fees for the duration of the Offering.

The Use of Proceeds sets forth above show how we intend to use the funds under the various percentages of the related Offering. All amounts listed are estimates.

As of the date of this Offering Circular, the Manager has paid for all of the expenses on behalf of the Company and the balance will be paid by the Manager regardless of the number of Notes sold. Our Offering expenses are comprised of legal and accounting expenses and SEC and EDGAR filing fees. Our Manager will not receive any compensation for their efforts in selling our Notes.

We will pay the Offering expenses regardless of the amount of Notes we sell. We intend to use the proceeds of this Offering in the manner and in order of priority set forth above. We do not intend to use the proceeds to acquire assets or finance the acquisition of other businesses. At present, no material changes are contemplated. Should there be any material changes in the projected use of proceeds in connection with this Offering, we will issue an amended Offering reflecting the new uses.

In all instances, after the qualification of this Form 1-A, the Company will need some amount of working capital to maintain its general existence and comply with its reporting obligations. In addition to changing allocations because of the amount of proceeds received, we may change the use of proceeds because of required changes in our business plan. Investors should understand that we have wide discretion over the use of proceeds. Therefore, management decisions may not be in line with the initial objectives of Investors who will have little ability to influence these decisions.